FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2006

EUROSEAS LTD.

(Translation of registrant's name into English)

Euroseas Ltd.

Aethrion Center

40 Ag. Konstantinou Street

151 24 Maroussi, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|


INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the "Company") on July 18, 2006 announcing  Euroseas Annual Shareholders’ Meeting

                                                                       Exhibit 1

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Euroseas Ltd. Announces Annual Shareholders’ Meeting

Maroussi, Athens, Greece – July 18, 2006 – Euroseas Ltd. (OTCBB: ESEAF.OB), an owner and operator of drybulk and containership vessels and provider of seaborne transportation for drybulk and containerized cargoes, announced today that it will hold its Annual Shareholders’ Meeting on August 8, 2006, at 10:00 a.m. local time, at the Cetner House, Petrothalassa, 21300 Kranidi, Argolida, Greece. Shareholders of record on July 7, 2006 are eligible to participate and vote on the meeting’s agenda.

At this Annual Meeting, shareholders of the Company will consider and vote (i) to elect three Class A Directors to serve for a term of two years until the 2008 Annual Meeting of Shareholders and to elect two Class B Directors for a term of three years until the 2009 Annual Meeting of Shareholders; (ii) to authorize our Board of Directors to amend our Articles of Incorporation to effect a reverse stock split of all issued and outstanding shares of the Company’s common stock by a ratio of not less than one-for-two and not more than one-for-four at any time prior to September 1, 2007, with the exact ratio to be set at a number within this range to be determined by the Board of Directors in its discretion; (iii) to approve the Euroseas Ltd. 2006 Stock Incentive Plan; (iv) to approve the appointment of Deloitte, Hadjipavlou, Sofianos & Cambanis S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2006; and (v) to transact such other business as may properly come before the meeting.

Aristides J. Pittas CEO of Euroseas Ltd. commented: “I am pleased to have this opportunity to report to our shareholders on the operational and financial progress achieved by Euroseas Ltd. for the Company’s 2005 fiscal year.  2005 was a pivotal year for Euroseas Ltd. in many respects. In 2005, we completed a private placement in which we raised approximately $21 million.  As part of this transaction, we filed a registration statement with the SEC to register the resale of the shares issued in the private placement.  On February 3, 2006, the SEC declared the Company’s registration statement effective and our shares currently trade on the Over the Counter Bulletin Board (“OTCBB”) under the symbol ESEAF.OB.

With part of the proceeds from our private placement, we have renewed our fleet by selling 2 of our older vessels and replacing them with two medium age vessels. Our fleet currently consists of seven vessels: three drybulk carriers, three feeder containerships and one multipurpose vessel.  Our strategy is to focus on vessels 10-20 years old at the time of purchase as we believe that in today’s economic environment investing in this age class maximizes shareholder returns per dollar invested.  We pursue a balanced chartering strategy having fixed 90% of our total capacity days for 2006 and 58% for 2007.

We believe Euroseas Ltd. is well positioned for profitable growth over the long term.  We believe that the Company benefits from an experienced management team, highly efficient operations, and excellent relationships with ship operators and charterers, as well as financial institutions.  Going forward, we will build on these strengths to capitalize on market opportunities and we will continue working to build Euroseas Ltd. into a larger and stronger global transportation company, while maintaining our long history of profitability for the benefit of our shareholders.

In addition, although our stock currently trades on the OTCBB, we have applied to list our stock on the Nasdaq National Market.  After giving effect to the increase in our stock price as a result of the reverse stock split (done solely to satisfy the Nasdaq requirement that the Company’s stock trades above $5), the only Nasdaq requirement that we  may not satisfy is having at least 400 round-lot shareholders, i.e. shareholders owning more than 100 shares each.  While we have not yet satisfied this requirement, we are hopeful that our shareholder base will continue to grow so that we can satisfy this requirement in the near future.  We believe that a Nasdaq listing will benefit the Company and its shareholders by increasing the trading liquidity of our stock.”

For more information about the proposals to be considered at the Annual Meeting, you may review the Notice of Annual Meeting and accompanying proxy statement which have been filed with the Securities and Exchange Commission under Form 6-K.  They can be accessed on the SEC’s website at www.sec.gov or through the Company’s website at www.euroseas.gr at the Investor Relations Section, under “SEC Filings.”

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 135 years. Currently, Euroseas Ltd. owns and operates 7 vessels, including 1 Panamax drybulk carrier, 2 Handysize bulk carriers, 3 Handysize containerships and 1 Handysize multipurpose dry cargo vessel. Euroseas will continue to operate in the dry cargo, drybulk and container shipping markets, with operations managed by Eurobulk Ltd., an ISO 9001:2000 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas fleet is as in the table below:

Euroseas employs its vessels in the spot and time charter market and through pool arrangement. Presently, our three containership and our multipurpose vessels are employed under time charters, as well as one of our handysize bulkers; the other handysize bulker is under trip charters, while our panamax vessel, “IRINI”, is employed in the Baumarine pool that is managed by Klaveness, a major global charterer in the drybulk area, and also participates in three “short” funds (contracts to carry cargo at agreed rates), minimizing its exposure to the spot market (covered at 102% in 2006, 77% for 2007 and 42% for 2008, approximately).

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact:

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 2693 Fair View Drive Mountainside, NJ 07092 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com

SK 02558 0002 687326

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EUROSEAS LTD.

                                  (registrant)

Dated  July 18 2006

    By: /s/ Aristides J. Pittas

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 Aristides J. Pittas

 President

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